Exhibit 12.1
Federal Home Loan Bank of Pittsburgh
Computation of Ratio of Earnings to Fixed Charges
(unaudited)

	For the year ended December 31,
(dollars in thousands)	2009(1)	2008	2007	2006	2005

Earnings
Income (loss) before assessments and cumulative effect of change in accounting principle	$(37,457)	$26,425	$322,426	$294,798	$261,130
Fixed charges	1,184,498	3,070,642	3,912,183	3,419,591	2,142,983

Earnings available for fixed charges	$1,147,041	$3,097,067	$4,234,609	$3,714,389	$2,404,113

Fixed charges
Interest expense	$1,183,808	$3,069,909	$3,911,326	3,418,774	2,142,256
Interest portion of net rent expense(2)	690	733	857	817	727

Total fixed charges	$1,184,498	$3,070,642	$3,912,183	$3,419,591	$2,142,983

Ratio of earnings to fixed charges	0.97	1.01	1.08	1.09	1.12

Notes:

(1)	Earnings were inadequate to cover fixed charges by approximately $37.4 million for the year ended December 31, 2009.

(2)	Represents one-third (the proportion deemed representative of the interest portion) of rent expense.